SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Everbank Financial Corp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29977G102
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29977G102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Investments III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,737,104.04*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,737,104.04*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,737,104.04*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON OO

*These securities are directly owned by New Mountain Partners III, L.P.

CUSIP No. 29977G102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,737,104.04
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,737,104.04
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,737,104.04
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 29977G102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,737,104.04*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,737,104.04*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,737,104.04*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON OO

*These securities are directly owned by New Mountain Partners III, L.P.

CUSIP No. 29977G102	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,737,104.04*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,737,104.04*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,737,104.04*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%
12	TYPE OF REPORTING PERSON IN

*These securities are directly owned by New Mountain Partners III, L.P.

Item 1(a).                      Name of Issuer

EverBank Financial Corp, a Delaware corporation (the “Issuer”).

Item 1(b).                      Address of Issuer’s Principal Executive Offices

501 Riverside Ave., Jacksonville, Florida 32202.

Item 2(a).                      Name of Person Filing

This statement on Schedule 13G is being filed by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Partners III, L.P., a Delaware limited partnership (“New Mountain Partners”), New Mountain Capital, L.L.C., a Delaware limited liability company, and Steven B. Klinsky (collectively, the “Reporting Persons”).

Item 2(b).                      Address of Principal Business Office or, if none, Residence

The principal business office of each of the Reporting Persons is 787 Seventh Avenue, 49th Floor, New York, NY  10019.

Item 2(c).                      Citizenship

The citizenship of each Reporting Person is set out in Item 4 of its cover page.

Item 2(d).                      Title of Class of Securities

Common stock, par value $0.01 per share (the “Common Stock”).

Item 2(d).                      CUSIP Number

29977G102

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(d).

Item 4.                            Ownership.

The information required by Items 4(a)–(c) is set forth in Rows 5–11 of the cover page for each of the Reporting Persons hereto and is incorporated herein by reference for each of the Reporting Persons.

Item 5.                            Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.                            Ownership of More than Five Percent on Behalf of Another Person.

1,673,925.04 of the shares of Common Stock reported as owned by New Mountain Partners are held in an escrow account (the “Escrow Account”) for the purpose of satisfying certain indemnification and other obligations related to a prior transaction with the Issuer (the “Escrowed Shares”).  Any dividends paid on 706,849 of the Escrowed Shares are placed into the Escrow Account and any dividends on the remaining Escrowed Shares are paid directly to New Mountain Partners.

Item 7.                            Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.                            Identification and Classification of Members of the Group.

Not Applicable.

Item 9.                            Notice of Dissolution of Group.

Not Applicable.

Item 10.                          Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2013

NEW MOUNTAIN INVESTMENTS III, L.L.C.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

NEW MOUNTAIN PARTNERS III, L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of New Mountain Partners III, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Chief Executive Officer

/s/ STEVEN B. KLINSKY
STEVEN B. KLINSKY